Exhibit 1.01

The TJX Companies, Inc.

Conflict Minerals Report for the reporting period

from January 1, 2015 to December 31, 2015

Introduction

Under the Securities Exchange Act of 1934, Rule 13p-1 and Form SD (collectively, the Rule), public companies are required to report certain information when they manufacture or contract to manufacture products where specified minerals, defined as conflict minerals, are determined to be necessary to the functionality or production of those products. These minerals, which also are often referred to as 3TG, are columbite-tantalite (coltan), cassiterite and wolframite (including their derivatives, which for the purpose of the Rule are tin, tantalum and tungsten) and gold. Companies are required to perform an assessment, referred to as a reasonable country of origin inquiry, or RCOI, to determine if the 3TG present in these products originated, or may have originated, in the region covered by the Rule, meaning the Democratic Republic of the Congo (referred to as the DRC) and the adjoining countries, consisting presently of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. If applicable, companies then must perform additional diligence on the source and chain of custody of those 3TG that originated in the DRC or an adjoining country and are not from recycled or scrap sources or that the company has reason to believe may have originated in the DRC or an adjoining country and may not be from recycled or scrap sources.

Overview

The TJX Companies, Inc. (TJX or the Company) is an off-price retailer of apparel and home fashions with over 3,600 stores offering a rapidly changing assortment of merchandise, including apparel and home fashions. The Company’s strategies to acquire merchandise are intentionally flexible to allow the buying organization to react to frequently changing opportunities and trends in the market and to adjust how and what is acquired as well as when it is acquired.

Product Scoping; Reasonable Country of Origin Inquiry

Products acquired by TJX from the market that TJX does not manufacture or contract to manufacture (as described in the Rule) are outside the scope of the Rule. A portion of the products sold by TJX could be in scope, which, under the Rule and Securities and Exchange Commission guidance, depends on whether a product contains any amount of any 3TG and the degree of influence exercised by TJX over the materials, parts, ingredients, or components included in the product. The portion of the products sold by TJX that it believes could be considered to be in scope under the Rule are referred to in this Report as covered products. In part because of the geographic diversity and changing nature of our product mix, the covered products reflect a variety of complicated supply chains of many different vendors, with a number of third parties between the original source of any raw materials, the manufacturer, and TJX. TJX does not own or control manufacturing facilities, smelters or mines and believes that it is several or more layers removed from the mining of any minerals and from any smelter or refiner providing minerals for covered products.

For its RCOI, TJX used the management systems contemplated by Step One of the OECD Guidance (defined below) and the supplier engagement process contemplated by Step Two of the OECD Guidance. These steps and the related activities are further discussed below under “Description of Diligence Design and Diligence Performed.”

To determine whether any products might have been sourced from the covered region, TJX used the 2015 major revision of the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative, or CFSI, (referred to as the standard template in this Report) to survey vendors that it believed potentially supplied products in scope under the Rule (referred to in this Report as covered vendors) with questions about their conflict mineral use and supply chain. The Company assessed the responses according to a set of written risk-based evaluation criteria established by the Company relating to the completeness and reliability of the responses. For example, the Company considered a response to be incomplete and went back to the vendor for more information if the vendor indicated it sourced only from outside the covered region but did not provide information about its smelters as support or did not provide sufficient information about its internal compliance program and diligence practices.

The Company was unable to determine the origin of at least a portion of the necessary 3TG in its in-scope products. Due to these RCOI results, the Company performed additional diligence, as described below.

Description of Diligence Design and Diligence Performed

TJX’s diligence framework was designed to materially conform to the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition, 2013), including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (the OECD Guidance). The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

Establish strong company management systems

TJX has established a conflict minerals steering committee (the committee) including representatives from compliance/risk, legal, and internal audit to implement and oversee its conflict minerals compliance program. The Company also consulted with specialist outside counsel to advise it in connection with its compliance efforts and reporting.

The committee worked with executives in various functions at the Company, including merchandising, finance, compliance, legal, and internal audit to review its diligence program and supplier training, through specific conflict minerals outreach and as a topic integrated with its more general established training programs. These programs included in-person compliance trainings conducted for certain vendors of the Company at various global locations.

The committee also has developed a policy statement which, among other things, sets forth TJX’s expectations that its vendors not knowingly source 3TGs in a way that would benefit armed forces in the covered region and that vendors cooperate in the diligence process, including by reaching out to their suppliers, as necessary. TJX does not use its policy statement to embargo responsible sourcing of 3TGs from the DRC region. The Company provides the policy statement to its vendors through a corporate vendor intranet and contractually requires its vendors to adhere to the policy via its purchase order terms and conditions. The policy statement is also posted publicly on TJX’s corporate website, tjx.com, in the Responsible Business section.

The policy statement provides for a grievance mechanism, indicating that concerns can be reported to the Company’s Chief Compliance Officer at complianceofficer@tjx.com. Compliance concerns can also be reported through the reporting mechanism in the Associate Global Code of Conduct. The contact information for this mechanism includes contacting our Chief Compliance Officer at complianceofficer@tjx.com, using the established helpline or other contacts included in the Contacts and Reporting section of the Global Code of Conduct.

Additionally, TJX maintains a company-wide document retention policy, which extends to the documents accumulated in performing due diligence for this Report. The required retention period for such documents is at least five years.

Identify and assess risk in the supply chain

As discussed under “Product Scoping; Reasonable Country of Origin Inquiry,” TJX used a survey process to request supply chain information from the covered vendors to assess the sourcing of its products. TJX used the standard template and, to the extent required, multiple follow-up requests to work to obtain complete and reliable responses from the covered vendors. TJX also provided supplementary instructional materials to help suppliers understand and complete the standard template, as well as to understand the Company’s conflict minerals policy statement. As part of this process, TJX communicated its expectations that vendors cooperate with the Company’s compliance efforts and, as necessary, reach out to third parties within their own supply chains to collect relevant information.

TJX evaluated the information provided by each vendor determined to be in scope of the due diligence process according to the risk-based factors discussed under “Product Scoping; Reasonable Country of Origin Inquiry.” If the information provided was determined to be complete and reliable under the Company’s established protocol, TJX focused on the vendor’s smelter and refiner information to try to validate that vendor’s supply chain information. TJX compared smelters and refiners identified in the covered vendors’ responses against lists of facilities certified as compliant or the equivalent by the Conflict-Free Smelter Program, or CFSP, the Responsible Jewellery Council and the London Bullion Market Association (collectively, the certified conflict-free lists) to help determine if the vendors’ minerals were sourced from mines that did not benefit armed forces in the covered region. TJX performed additional research on identified smelters and refiners listed in the certified conflict-free lists to determine if there was current publicly available information that might invalidate the conflict-free determination of the smelter or refiner. If the information provided by a vendor was determined to be incomplete or unreliable under the Company’s protocol, TJX considered the information insufficient to evaluate the supply chain reliably.

Design and implement a strategy to respond to identified risks

Using the assessment protocol described above, TJX categorized the responses to isolate covered vendors who provided responses that were deemed insufficient, including because they provided incomplete information. To mitigate sourcing risk, TJX engaged in the vendor follow-up process described above.

Carry out independent third party audits of supply chain due diligence at identified points in the supply chain

In connection with its due diligence, the Company considered the due diligence findings indicated by the certified conflict-free lists described above. Due to its position in the supply chain, the Company does not directly audit smelters and refiners. However, it supports independent third-party audits through its membership in the CFSI.

Report on supply chain due diligence

The Company prepared and filed a Form SD and this Report to publicly report the results of its supply chain due diligence, and it does so on an annual basis.

In-Scope Products and Results of Diligence

The Company determined that a portion of its products in apparel, including jewelry, and home fashions, could be considered to be in-scope under the Rule.

Through the RCOI and diligence processes described above on the Company’s covered vendors, the covered vendors identified 36 validated smelters and refiners, meaning the smelter or refiner was included on the CFSI’s Smelter Reference List. Of those 36 validated smelters and refiners, 28 were listed as “compliant” and 4 were listed as “active” by the CFSI, in each case as of May 25, 2016.

However, this information was not sufficient to determine the origin of the 3TG in the covered products. The vast majority of the covered vendors reviewed in the diligence process reported their information at a company level rather than at a product level and a number used more than one smelter, so it was not possible for the Company to connect specific smelters that were used to process minerals reliably with specific covered products. A small number of vendors identified the following smelters or refiners as having been used for covered products: Heraeus Precious Metals GmbH & Co. KG, with a reported facility in Hanau in Hesse, Germany; Korea Zinc Co. Ltd., with a reported facility in Gangnam in Seoul, South Korea; and Yunnan Tin Group (Holding) Company Limited with a reported facility in Foshan in Muangdong, China. The Company requested but did not receive information from the covered vendors about the country of origin of the 3TG and location of the mines used by the smelters they reported. The Company is generally many steps away from the purchaser of the ore or minerals, and, notwithstanding its compliance efforts described in this Report, must rely on its covered vendors to provide it with accurate upstream information about smelters and refiners.

Additional Risk Mitigation Efforts

The Company expects to take additional steps to refine its conflict minerals program and enhance its due diligence measures for 2016 to further mitigate the risk that the 3TG in its covered products may support armed groups in the covered region. These steps include, among others:

•	Continuing to work to increase the response rate for the next reporting cycle;

•	Engaging in a more targeted way with vendors to improve the quality of responses overall;

•	Reminding vendors of the requirements under the Rule and the Company’s policy, including its expectations that all covered vendors cooperate with its diligence efforts; and

•	Continuing to refine its written Conflict Minerals Review and Action Plan.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Conflict Minerals Report contains “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks, uncertainties and potentially inaccurate assumptions. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have generally identified such statements by using words indicative of the future such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings. All statements that address activities, events or developments that we intend, expect or believe may occur in the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. These “forward-looking statements” may relate to such matters as our future actions and results and the outcome of diligence efforts.

We cannot guarantee that the results and other expectations expressed, anticipated or implied in any forward-looking statement will be realized. The risks set forth under Item 1A of the Form 10-K filed with the Securities and Exchange Commission on March 29, 2016 describe major risks to our business. A variety of factors including these risks could cause our actual results and other expectations to differ materially from the anticipated results or other expectations expressed, anticipated or implied in our forward-looking statements. If known or unknown risks materialize, or if our underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected in the forward-looking statements. You should bear this in mind as you consider forward-looking statements.

Our forward-looking statements speak only as of the dates on which they are made, and we do not undertake any obligation to update any forward-looking statement, whether to reflect new information, future events or otherwise. You are advised, however, to consult any further disclosures we may make in our future reports to the Securities and Exchange Commission, on our website, or otherwise.

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